                    U.S. Securities and Exchange Commission
                            Washington, D.C.  20549


                                  FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          ADVANCE TECHNOLOGIES, INC.
                (Name of Small Business Issuer in its charter)


                 Nevada                              95-4755369
                 ------                              ----------
     (State or other jurisdiction of    (I.R.S. Employer Identification No.)
     incorporation or organization)

                                      N/A
                                      ---
                                (SEC File No.)

                        304 South Elm Drive, Penthouse
                            Beverly Hills, CA 90212
                             ---------------------
                   (Address of principal executive offices)

Issuer's telephone number,  (310) 553-6776

Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act:

                         $0.001 par value common stock
                          ---------------------------
                                Title of Class

Securities to be registered under Section 12(g) of the Act: 2,572,923

                         $0.001 par value common stock
                               (Title of class)

                                    PART I

Item 1.  Description of Business.

Business Development.
---------------------

      Advance Technologies, Inc. (the "Company") was organized under the laws of the State of Delaware June 19, 1969, under the name of "PWB Industries, Inc." The Company was formed to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

      The Company was initially authorized to issue a total of 5,000,000 shares of common stock, having a par value of One Cent ($0.01) per share, and 2,000,000 shares of preferred stock, having a par value of Ten Cents ($.10) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and Bylaws are attached as exhibits to this Registration Statement on Form 10-SB, and incorporated herein by reference. See the Exhibit Index, Part III.

      The Company was organized as a spin-off from its parent company Pig and Whistle Brands, Inc. thus had numerous shareholders from the time of its inception.

      On November 10, 1975 the name of the Company was changed to Sun Energy, Inc. Copies of the Articles of Amendment are attached as exhibits to this Registration Statement on Form 10-SB, and incorporated herein by reference. See the Exhibit Index, Part III.

      On August 10, 1982 The Company entered into an agreement with the shareholders of the Golden Chip Coal Company to purchase all of their assets, in exchange for 2,500,000 shares of the Company's common stock. The assets of Golden Chip Coal Company consisted of coal leases in the State of Kentucky.

      Articles of Amendment were filed with the State of Delaware increasing the authorized shares from 5,000,000 to 25,000,000 shares of common stock with a par value of One Cent $0.01 per share on December 6, 1982. Copies of the Articles of Amendment are attached as exhibits to this Registration Statement on Form 10-SB, and incorporated herein by reference. See Exhibit Index, Part III.

      On March 10, 1989 there were 11,339,161 shares of common Stock issued and outstanding at the Special Meeting of the Shareholders, called for the purpose of reverse splitting the issued and outstanding shares of the Company 10 for 1, after which there was 1,133,916 common shares issued and outstanding.

      From 1989 the board of directors issued from time to time, an additional 9,277,634 shares of common stock for services rendered or for cash payment, all authorized by the board of directors of Sun Energy, Inc. The issued and outstanding as of December 31, 1995 was 10,411,550 shares of common stock.

Advance Technologies, Inc. Form 10 SB                                          2

      February 22, 1996 the shareholders at a Special Meeting of the Shareholders unanimously voted in-favor of merging with a newly formed Nevada Corporation for the purposes of i) changing the Company name from Sun Energy, Inc. to Sto Med, Inc.; and ii) to change the domicile of the corporation from the State of Delaware to the State of Nevada. The shareholders of Sun Energy Inc. received one share of the new Sto Med, Inc. for every Sun Energy, Inc share
owned.   The requirements under Delaware and Nevada laws are; At the time of merger between Sun Energy, Inc. a Delaware corporation and Sto Med, Inc. a Nevada corporation, both corporations had been duly organized under the laws of their respective states and were in good standing at the time of merger. The terms of the merger provided that Sto Med, Inc., of Nevada was the surviving corporation. Copies of the Articles of Merger are attached as exhibits to this Registration Statement on Form 10-SB and incorporated herein by reference. See
Exhibit Index, Part III.

      The Company was initially authorized to issue a total of 60,000,000 share of common stock having a par value of One Mil ($0.001) per share, with fully-paid stock not liable for further assessment. Copies of the Company's Articles of Incorporation and Bylaws are attached, as exhibits to this Registration Statement on Form 10-SB, and incorporated herein by reference. See the Exhibit Index, Part III.

      At a Special Meeting of Shareholders held February 23, 1996, in accordance with Chapter 78 section 78.325 the shareholders voted unanimously in-favor of;
i) reverse splitting the issued and outstanding stock of the corporation 5 for 1 and amending the authorized capital shares of the Company to 100,000,000 shares, with a par value of One Mil ($0.001) per share, in accordance with Chapter 78
Section 78.385 of the Nevada Revised Statues. And ii) acquire the issued and outstanding shares of Sto Med, Inc. (a California corporation) for 18,739,901 common shares of the issuers stock. Copies of the Articles of Amendment are attached as an exhibit to this Registration Statement on Form 10-SB, and incorporated herein by reference. See the Exhibit Index, Part III.

      On August 6, 1997, the shareholders voted unanimously in-favor of; i) Rescinding the acquisition of February 23, 1996 of Sto Med, Inc. (a California corporation). ii) Changing the name of the corporation to Advance Technologies, Inc. at a Special Meeting of Shareholders held in accordance with Chapter 78
Section 78.325 and 78.385 of the Nevada Revised Statues. There were 2,103,310 shares of common stock issued and outstanding. A copy of the Articles of Amendment is attached as an exhibit to this Registration Statement, on Form 10-SB and incorporated herein by reference. See the Exhibit Index, Part III.

      At a board directors meeting held October 31, 1997 the directors resolved to issue 18,929,790 shares of common stock for the acquisition of all of the issued and outstanding shares of The Literacy Company and Renewable Energy Systems & Technology, both Arizona corporations, held in accordance with Chapter 78 Sections 78.310 and 78.3783 of the Nevada Revised Statues. On December 19, 1997 at a directors meeting, the directors determined that the acquisition of October 31, 1997 was not productive, and resolved to return 18,480,795shares of common stock to National Stock Transfer, Inc. for cancellation on the books and records of the Company. There were 2,552,305 shares of common stock issued and outstanding.

Advance Technologies, Inc. Form 10 SB                                          3

      At a Special Meeting of the Shareholders held in accordance with Chapter 78 Section 78.325 on November 30, 1998 the shareholders voted unanimously to amend Article III of the Articles of Incorporation to have a non-voting class of Preferred Stock, having 100,000,000 shares authorized, with a par value of One Mil ($0.001) per share, pursuant to Chapter 78 Section 78.385. Copies of the Article of Amendment are attached as an exhibit to this Registration Statement, on Form 10-SB and incorporated herein by reference. See the Exhibit Index, Part III.

      December 2, 1998, acting at a meeting of the directors pursuant to Chapter 78 Section 78.315 of the Nevada Revised Statues. The Board of Directors of the Company unanimously resolved to reverse split the issued and outstanding shares of the Company 35 for 1 leaving 72,923 shares of common stock issued and outstanding, pursuant to Chapter 78 Section 78.207 of the Nevada Revised Statues.

      On December 8, 1998, acting at a meeting pursuant to Chapter 78 Section
78.315 of the Nevada Revised Statues, the Board of Directors of the Company unanimously resolved to adopt new Bylaws. The Board members approving this resolution were Michael L Allred, Gordon K. Allred and C. M. Ball. A copy of the adopted Bylaws of the Company is attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the
Exhibit Index, Part III.

      At a meeting of the Board of Directors held on January 12, 1999, each of the Company's then-existing directors and executive officers (Michael L. Allred, Gordon K. Allred and C. M. Ball) resigned these positions in seriatim and appointed the following persons to serve in the capacities indicated: Gary E. Ball (President and director); Gary L. Bane (Vice President and director); and Wendy Ball (Secretary and director). These appointments were made in accordance with Chapter 78 Sections 78.315 and Section 78.335 of the Nevada Revised Statues. At that meeting the directors unanimously resolved to issue up to 2,500,000 shares of common stock at the current bid price per share of $0.01 per share, and instruct the corporate attorney Alan Curtis to prepare and file the necessary documents for a SCOR offering.

      On April 2, 1999 pursuant to Chapter 78 Section 78.215 of the Nevada Revised Statues, there were 2,500,000 shares issued after the sale of the SCOR offering. A copy of the U-7 document, and Form D document are attached as exhibits to this Registration Statement on Form 10-SB, and are incorporated herein by this reference. See The Exhibit Index, Part III.

      The Company is filing a Form 10-SB pursuant to Regulation S-B for the purpose of becoming a "fully reporting issuer" under Section 12(g) of Securities Act of 1933 and the Securities Exchange Act of 1934. The Company filed the Form 10-SB, on a voluntarily basis, for the purpose of registering its securities under Section 12(g).

      There are 2,572,923 shares of common stock currently issued and outstanding.

Advance Technologies, Inc. Form 10 SB                                          4

Business.
---------

  The Company has had no business operations since approximately 1997. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. The Company does not plan to use any supplemental information, notices or advertisements in its search for business opportunities. The Company plans to rely on the consulting services of Corporate and Venture Strategists the principal shareholder, for potential acquisitions or mergers. Because the Company has virtually no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, as amended, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

  The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company. Management believes that there will be a change in control upon consummation of an acquisition or merger.

  Over the past several years, Corporate and Venture Strategists has consulted with numerous corporations in merger and acquisition transactions of the type being sought by the

Advance Technologies, Inc. Form 10 SB                                          5

Company. Services provided by Corporate and Venture Strategists typically include assisting with corporate maintenance prior to reorganization, including maintaining the corporation's good standing in its state of incorporation, assisting with the preparation and filing of periodic reports with the Securities and Exchange Commission (when applicable), assisting with the preparation and submission of the documents and information required to be maintained by brokers and dealers under Rule 15c2-11 of the Securities and Exchange Commission, as necessary, gathering and reviewing information relating to potential transaction candidates and reviewing such information with the Board of Directors of the consulting corporation, and paying costs and expenses related to these matters.

  There is no written agreement for the rendering of services by Corporate and Venture Strategists to the Company. In the prior experience of Corporate and Venture Strategists, compensation has generally been agreed upon prior to the completion of any reorganization transaction. Such compensation may include cash or securities in consideration of services rendered and reimbursement for costs and expenses incurred by Corporate and Venture Strategists.

  Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

  Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

  Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and

Advance Technologies, Inc. Form 10 SB                                          6
gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has virtually no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

  The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

  Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

  Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has virtually no resources, and is unlikely to have any appreciable resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

  Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See the caption   "Conflicts of Interest; Related Party
Transactions."

Advance Technologies, Inc. Form 10 SB                                          7

Involvement in Other "Blank Check" Companies.

  Gary E. Ball is a director and President of the Company. Mr. Ball has never been involved with any other "blank check" companies.

  Gary L. Bane is a director and Vice President of the Company. Mr. Bane has never been involved with any other "blank check" companies.

  Wendy Ball is a director and Secretary of the Company. Mrs. Ball has never been involved with any other "blank check" companies.

  No current director or executive officer has been involved in any initial public offering involving the securities of a "blank check" company in the ten-year period immediately proceeding the date of this Registration Statement.

  None of the Officers, Directors, or employees of Corporate and Venture Strategists have been involved in a "Blank Check offering" in the ten year proceeding the date of this Registration Statement.

Risk Factors.
--------------

  In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

  Limited Assets; No Source of Revenue. The Company has extremely limited assets and has had no revenue in either of its two most recent calendar years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Corporate and Venture Strategists intends to continue to loan the company money to pay for the costs of evaluating potential merger candidates. The loans are due upon demand.
There is presently no agreement between the Company and Corporate and Venture Strategists with regard to any such loan. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

  Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

Advance Technologies, Inc. Form 10 SB                                          8

  Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

  Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to
concentrate its acquisition efforts.   Accordingly, prospective investors
currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

  Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has extremely limited resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

  State Restrictions on "Blank Check" Companies. A total of 36 states prohibits or substantially restricts the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

  By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of that are included in the group of

Advance Technologies, Inc. Form 10 SB                                          9

36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

  In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

  The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

  Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company and spend approximately ten hours per month dealing with Company activities. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly participate in or influence the management of the Company's affairs. Management exercises its independent judgement in all rights and is strictly independent. Corporate and Venture Strategists, a non-management shareholder, will exercise its voting rights to continue to elect the current directors to the Company's board.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

  Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity,

Advance Technologies, Inc. Form 10 SB                                         10
and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions. In regard to the order of priority for the presentation of business opportunities to management and shareholders of the Company and other "blank check" companies with which the Company's Officers and Directors. All other positions held in blank check companies by Officers and Directors have been resigned. As a consultant, Corporate and Venture Strategists, provides a checklist of material facts on available companies for a merger and then leaves the ultimate decision up to the private company.

  No Established Market for Common Stock; No Market for Shares. The Company's common stock is currently listed in the "pink sheets" of the National Quotation Bureau, Inc. (The "NQB") and on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (The "NASD"). However, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated
to the operating performance of these companies.   These broad market
fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

  Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

  There has been no "established public market" for the Company's common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD").

Advance Technologies, Inc. Form 10 SB                                         11

  Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

  Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
---------------------------------

  The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to maintain its good standing in the State of Nevada and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
------------------------------------------------

  Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.



Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

  None; not applicable.

Advance Technologies, Inc. Form 10 SB                                         12

Competitive Business Conditions.
--------------------------------

  There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

  None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

  None; not applicable.

Patents, Trademarks, Licenses, Franchises,
-------------------------------------------
Concessions, Royalty Agreements or Labor Contracts.
---------------------------------------------------

  None; not applicable.

Need for any Governmental Approval of Principal Products or Services.

  On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

  Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and

Advance Technologies, Inc. Form 10 SB                                         13
filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venture's by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

  Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business entrepreneur, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Corporate and Venture Strategists, the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.

  Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

  The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

  A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is

Advance Technologies, Inc. Form 10 SB                                         14
primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

     None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
-------------------

  3 Employees all officers and directors.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation.
-------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The Company's plan of operation for the next 12 months is to maintain its good standing in the State of Nevada and to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has

Advance Technologies, Inc. Form 10 SB                                         15
not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arms length transaction. As of the date of this Registration Statement, the Company has not begun seeking any specific acquisition.

  Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.

  The Company has no assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its consultant and principal stockholder, Corporate and Venture Strategists, and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Nevada and, recently, with preparing this Registration Statement
and the accompanying financial statements.   These activities have consumed an
insignificant amount of management's time; accordingly, the costs to Corporate and Venture Strategists of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

  The following table sets forth the shareholdings of those persons who own more
than five percent of the Company's common stock as of June 30, 1999:   NONE

Security Ownership of Management.
--------------------------------

  The following table sets forth the shareholdings of the Company's directors and executive officers as of June 30, 1999:

                                        Number              Percentage
Name and Address             of Shares Beneficially Owned    of Class
----------------------------------------------------------------------

Gary E. Ball                              0                      0
304 South Elm Drive
Beverly Hills CA 90212

Gary L. Bane                              0                      0
2015 Edgewater
Santa Barbara, CA 93109

Wendy Ball                                0                      0

Advance Technologies, Inc. Form 10 SB                                         16

304 South Elm Drive
Beverly Hills, CA 90212


All directors and executive               0                      0
officers as a group (3)



  See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.

  There are no present arrangements or pledges of the Company's securities, which may result in a change in control of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

  The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in March of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                        Date of         Date of
                  Positions             Election        Termination
Name              held_____          or Designation  or Resignation
----              ---------          --------------  --------------

Gary E Ball       President             1/12/99             *
                  And Director

Gary L. Bane      Vice President        1/12/99             *
                  And Director

Wendy Ball        Secretary             1/12/99             *


   *  These persons presently serve in the capacities indicated.

Business Experience.
---------------------

   GARY E. BALL Age 61, residing in Beverly Hills, California is married. He attended California State University at Long Beach graduating in 1967 BSEE and MSEE, went on to perform Graduate Studies at University of Southern California. He has specialized in product design, development, and management for North American Aviation, Autonetics Division. Technical Manager in charge of the Pave Track program for Ford Aerospace.

Advance Technologies, Inc. Form 10 SB                                         17

Program Manager for Northrop Electro-Mechanical in charge of business development on several classified DOD programs, including the AMRAAM effort. Program Manager for Hughes Aircraft where he developed the Infrared Enhanced Vision System, reporting to the President of EDSG as directed by General Motors and directed all non-core business. He is a member of NATO NIAG study group on Aircraft Integration. He has authored several articles for trade publications, the last 4 years he has provided consulting services to 10 U.S. and foreign corporations in the field of IR technology.

   GARY L. BANE Age 61, residing in Santa Barbara, California is married. He attended University of Southern California attaining BS Mechanical and Aeronautical (1960) MS Control Systems and Instrumentation (1966) MS Systems Management (1968). University of California, Los Angeles studying Deep Submergence Vehicle, Oceanography and Offshore Systems Engineering. Stanford University Executive Institute of Management of High Technology Companies. Mr. Bane is a specialist in the development and management of Deep Ocean and offshore technology projects. He recently retired from Rockwell after 30 years as director of Ocean Systems. While at Rockwell he successfully managed significant technical solutions and advanced state-of-the-art programs for a number of classified programs. He was General Manager of Interstate Electronics, Oceanic Division where was responsible for profit and loss and R and D for offshore oil drilling and recovery projects.

   WENDY BALL Age 52, residing in Beverly Hills, California is married. She graduated from University of Southern California, BS cum Laude. Her career has been focused on retail merchandising, where she has demonstrated exceptional skills in management, team building and communications. She was a key employee at Neiman Marcus Beverly Hills where she increased sales 400% in the Christian Lacroix Boutique and was a key buyer in New York. She was an account executive for Carolee Jewelry for Southern California, Arizona and Utah increasing sales 84%. She was co-owner Brava Specialty Clothing Store in Redondo Beach, California.


Significant Employees.
----------------------

  The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.




Family Relationships.
---------------------

  There are family relationships between directors and executive officers of the Company, by marriage. Mr. Gary E. Ball and Mrs. Wendy Ball are husband and wife.

Involvement in Certain Legal Proceedings.
------------------------------------------



Advance Technologies, Inc. Form 10 SB                                         18

  During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

  (1) Was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

  (2) Was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  (3) Was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  (4) Was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

  The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

Long Term Compensation
                                Annual Compensation                     Awards                      Payoffs
     (a)         (b)         (c)         (d)        (e)            (f)           (g)           (h)            (i)
  Name and     Years or    $ Salary    $ Bonus     Other       Restricted     Option/S        LTIP         All Other
  Principal    Periods                             Annual     Stock Awards    AR's ($)       Payouts        Compen-
   Position     Ended                             Compen-          ($)                         ($)         sation ($)
             1997, 1998 &                          sation
                1999                                ($)


 Gary E. Ball     0           0           0          0              0             0             0              0
  President,
   Director

 Gary L. Bane     0           0           0          0              0             0             0              0
Vice President
  Director

 Wendy Ball       0           0           0          0              0             0             0              0
 Secretary,
  Director


Advance Technologies, Inc. Form 10 SB                                         19

Compensation of Directors.
--------------------------

  There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

  There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

Employment Contracts and Termination
------------------------------------
of Employment and  Change-in-Control Arrangements.
-------------------------------------------------

  There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

Transactions with Management and Others.
----------------------------------------

  There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in

Advance Technologies, Inc. Form 10 SB                                         20
which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item I of this Registration Statement.

Item 7. Certain Business Relationships.

  There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Indebtedness of Management.
--------------------------

  There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate, family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Transactions with Promoters.
-----------------------------

  There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.   Description of Securities.

  The Company has only two classes of securities authorized, issued and outstanding, that being capital stock of the Company consisting of 100,000,000 authorized shares of One Mil ($0.001) par value common stock, of which a total of 2,572,923 post-split shares are presently issued and outstanding, and 100,000,000 shares of preferred stock authorized with a par value of One Mil ($0.001) with no shares outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. The preferred stock has not voting rights.

  Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights

Advance Technologies, Inc. Form 10 SB                                         21
and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

  There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

  There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended that would delay, defer, or prevent a change in control of the Company.


                                    PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.

Market Information.

  The Company's common stock is currently listed in the "pink sheets" of the NQB and the OTC Bulletin Board of the NASD under the symbol "AVTX". However, there has been no "established trading market" for shares of the Company's common stock during the past five years and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained.

  No price data is available for the calendar year ended December 31, 1998 or the last two fiscal quarters of 1997.

                CLOSING BID        CLOSING ASK
                -----------        -----------

1999        HIGH         LOW     HIGH     LOW

JAN. 2
THRU        1.25*        .01     7.50*    .125
MAR. 31

APR. 1
THRU        3.125*       1.625*  39.75*   1.75*
JUNE 30

                 *  Price after reverse split went in affect.

Advance Technologies, Inc. Form 10 SB                                         22

  These bid prices were obtained from the National Quotation Bureau, LLC ("NQB") and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

  There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

  Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.


Holders.
-------

  The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 978.

Dividends.
---------

  The Company has not declared any cash dividends with respect to its common stock or its previously authorized preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings.

  The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

  Not Applicable: Crouch, Bierwolf & Chisholm, Certified Public Accountants, of Salt Lake City, Utah, is presently the Company's auditor and audited the financial statements of the Company for the years ended September 30, 1997, 1998 and through June 30, 1999.

Item 4.  Recent Sales of Unregistered Securities.

  April 2, 1999 the Company issued 2,500,000 shares of common stock for $25,000 pursuant to Regulation D Rule 504. The offers and sales of these securities are believed to

Advance Technologies, Inc. Form 10 SB                                         23
have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(6) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.


Item 5.  Indemnification of Directors and Officers.

  Section 78.7502 of the Nevada Revised Statues authorizes a Nevada corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  Section 78.751(2) prohibits a Nevada corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 78.7502(2) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

  Unless limited by the Articles of Incorporation, Section 78.7502 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 78.7502 extends this right to officers of a corporation as well.

  Unless limited by the Articles of Incorporation, Section 78.7502 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against
reasonable expenses incurred in connection therewith.   Section 78.7502 extends
this protection to officers of a corporation as well.

  Pursuant to Section 78.7502(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 78.7502(1). Unless limited by the Articles of Incorporation, Section 78.7502(1) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

  Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Nevada Revised Statues, Section 78.7502 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

  Article VII of the Company's Articles of Incorporation provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

Advance Technologies, Inc. Form 10 SB                                         24

                                   PART F/S

                         Index to Financial Statements
                        Report of Certified Accountants

Financial Statements


Audited Financial Statements
June 30, 1999 and September 30, 1998 and 1997
---------------------------------------------


Balance Sheet June 30, 1999 September 30, 1998 and 1997

Statements of Operation June 30, 1999 September 30, 1998 and 1997

Statements of Stockholders' Equity for the years ended June 30, 1999

September 30, 1998 and 1997

Statements of Cash Flows for the years ended June 30, 1999 September 30, 1998 and 1997

Notes to Financial Statements


                          Advance Technologies, Inc.
                         (a Development Stage Company)
                             Financial Statements
                  June 30, 1999 September 30, 1998 and 1997


Advance Technologies, Inc. Form 10 SB

                                   CONTENTS


Independent Auditor's Report...................................................3

Balance Sheets.................................................................4

Statements of Operations.......................................................5

Statements of Stockholders' Equity.............................................6

Statements of Cash Flows.......................................................7

Notes to the Financial Statements..............................................8


Advance Technologies, Inc. Form 10 SB

                  [LETTERHEAD OF CROUCH, BIERWOLF & CHISHOLM]

________________________________________________________________________________





                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Advance Technologies, Inc.

We have audited the accompanying balance sheets of Advance Technologies, Inc. (a Development Stage Company) as of June 30, 1999, September 30, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the nine months ended June 30, 1999 and the years ended September 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Technologies, Inc. (a Development Stage Company) as of June 30, 1999, September 30, 1998 and 1997 and the results of its operations and cash flows for the nine months ended June 30, 1999 and for the years ended September 30, 1998 and 1997 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City Utah
August 23, 1999


Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                         (a Development Stage Company)
                                Balance Sheets

                                    Assets

                                                June 30,     September 30,    September 30,
                                                  1999           1998             1997
                                                --------     -------------    -------------
Current assets
  Cash                                         $  12,954       $      -         $      -
                                               ---------       ---------        ---------

    Total Assets                               $  12,954       $      -         $      -
                                               ---------       ---------        ---------

                          Liabilities and Stockholders' Equity
Current Liabilities
  Accounts Payable                             $   7,108       $      -         $      -
  Note Payable-Officer                            48,000              -                -
                                               ---------       ---------        ---------

Total Current Liabilities                         55,108              -                -
                                               ---------       ---------        ---------

Stockholders' Equity
  Common Stock, authorized
   100,000,000 shares of $.001 par value,
   issued and outstanding 2,572,923
   72,923 and 60,095 shares respectively           2,573              73               60
  Preferred Stock, authorized
   100,000,000 shares $.001 par value,
   issued and outstanding O shares                    -               -                -

  Additional Paid in Capital                     482,903         460,403          459,967

  Deficit Accumulated During the
   Development Stage                            (527,630)       (460,476)        (460,027)
                                               ---------       ---------        ---------

    Total Stockholders' Equity                   (42,154)             -                -
                                               ---------       ---------        ---------

Total Liabilities and Stockholders' Equity     $  12,954       $      -         $      -
                                               =========       =========        =========


   The accompanying notes are an integral part of these financial statements

Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                         (a Development Stage Company)
                           Statements of Operations

                                                                           Cumulative
                                      For the nine    For the years       Total Since
                                      months ended  ended September 30,   Inception of
                                        June 30,    -------------------    Development
                                         1999          1998      1997        Stage
                                      ------------  ---------  ---------  ------------

Revenues:                               $       -   $       -  $       -   $         -

Expenses:

  General and administrative               67,154         449      5,325       466,929
                                        ---------   ---------  ---------   -----------

     Total Expenses                        67,154         449      5,325       466,929
                                        ---------   ---------  ---------   -----------

Net (Loss)                              $ (67,154)  $    (449) $  (5,325)  $  (466,929)
                                        ---------   ---------  ---------   -----------

Net Loss Per Share                      $  (0.076)  $  (0.000) $  (0.089)  $     (5.70)
                                        ---------   ---------  ---------   -----------

Weighted average shares outstanding       878,478      72,923     60,095        81,899
                                        ---------   ---------  ---------   -----------

   The accompanying notes are an integral part of these financial statements


Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                        (a Development Stage Company)
                       Statement of Stockholders' Equity



                                                                                                                 Deficit
                                                                                                               Accumulated
                                                                       Additional                                During the
                                                 Common Stock           paid-in         Preferred Stock         Development
                                           Shares          Amount       Capital       Shares       Amount          Stage
                                          ---------       -------      ---------     ---------     ---------    ------------
Balance October 1, 1985 (beginning of         6,487        $    7      $ 48,161      $    -         $    -       $  (60,701)
  the development stage)

Shares issued for cost royalties at $0.01     4,369             4         1,525           -              -               -

Shares issued for services at $0.25             554             1         4,849           -              -               -

Shares issued for services at $0.03           1,601             2         1,680           -              -               -

Shares issued for services at $0.25           1,274             1        11,145           -              -               -

Shares issued for services at $0.01           2,290             2           798           -              -               -

Shares issued for services at $0.25          37,209            37       325,487           -              -               -

Preferred shares issued for services             -             -             -        10,048          1,004              -

Expiration of preferred shares                   -             -          1,004      (10,028)        (1,004)             -

Net loss since the beginning of the
 development stage at October 1, 1985            -             -             -            -              -       (1,344,001)
                                          ---------       -------      ---------     ---------     ---------     ----------

Balance, September 30, 1995                  53,778            34       404,649           -              -         (404,702)

Shares issued for services at $0.25           5,714             6        49,994           -              -               -

Fractional shares adjustment                     (6)           (1)           -            -              -               -

Net loss for the year ended September 30,
 1996                                            -             -             -            -              -          (50,000)
                                          ---------       -------      ---------     ---------     ---------     ----------

Balance September 30, 1996                   59,486            59       454,643           -              -         (454,702)

Shares issued for servies at $0.25              609             1         5,324           -              -               -

Net loss for the year ended September 30,
 1997                                            -             -             -            -              -           (5,325)
                                          ---------       -------      ---------     ---------     ---------     ----------

Balance September 30, 1997                   60,095            60       459,967           -              -         (460,027)

Shares issued for services at $0.001         12,828            13           436           -              -              -

Net loss for the year ended September 30,
 1998                                            -             -             -            -              -             (449)
                                          ---------       -------       --------      --------     ---------      ---------

Balance September 30, 1998                   72,923            73       460,403           -              -         (460,476)

Shares issued for cash at $0.01           2,500,000         2,500        22,500           -              -               -

Net loss for the nine months
 ended June 30, 1999                             -             -             -            -              -          (67,158)
                                          ---------       -------      ---------     ---------     ---------     ----------

Balance June 30, 1999                     2,372,223       $ 2,573      $487,903      $    -        $     -        $(537,636)
                                          =========       =======      =========     =========     =========     ==========

    The accounting notes are an integral part of these financial statements

Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                         (a Development Stage Company)
                            Statement of Cash Flows

                                                                                                                   October 1,
                                                                                                                1985 (inception
                                                                                                                    of the
                                                                        For the nine     For the years ended      development
                                                                        months ended        September 30,          stage) to
                                                                          June 30,       -------------------        June 30,
                                                                            1999          1998         1997           1999
                                                                        ------------     ------       ------    ---------------
Cash Flows from Operating Activities

  Net loss                                                                $(67,154)      $(449)      $(5,325)      $(466,929)
  Adjustments to reconcile net loss to net cash provided by operations:
    Increase in Accounts Payable                                             7,108          -             -            7,108
    Stock issued for services                                                   -          449         5,325         399,775
                                                                          --------       -----       -------       ---------

      Net cash flows provided (used) by operating activities               (60,046)         -             -               -
                                                                          --------       -----       -------       ---------

Cash Flows from Investment Activities                                           -           -             -               -
                                                                          --------       -----       -------       ---------

Cash Flows from Financing Activities

    Cash paid on officer loan                                              (12,000)         -             -          (12,000)
    Proceeds from loan from officer                                         60,000          -             -           60,000
    Net proceeds from issuance of stock                                     25,000          -             -           25,000
                                                                          --------       -----       -------       ---------

      Net cash flows provided (used) by operating activities                73,000          -             -           73,000
                                                                          --------       -----       -------       ---------

Net increase (decrease) in cash                                                 -           -             -               -
Cash, beginning of year                                                         -           -             -               -
                                                                          --------       -----       -------       ---------

Cash, end of year                                                         $ 12,954       $  -        $    -        $  12,954
                                                                          ========       =====       =======       =========

  The accompanying notes are an integral part of these financial statements

Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                         (a Development Stage Company)
                       Notes to the Financial Statements
                  June 30, 1999, September 30, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

     a. Organization

        The Company was organized under the laws of the state of Delaware on June 16, 1969 as PWB Industries, Inc. On November 10, 1975, the Company changed its name to Sun Energy, Inc. At that time the Company began operations in the oil and gas lease industry. By 1985 the Company discontinued its operations and became dormant. On March 6, 1996 the Company attempted a merger that eventually failed. On August 23, 1997 the Company changed its name to Advance Technologies, Inc. and moved its state of domicile to the state of Nevada. The Company is currently looking for business opportunities.

     b. Accounting Method

        The Company recognizes income and expense on the accrual basis of accounting.

     c. Earnings (Loss) Per Share

        The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d. Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e. Provision for Income Taxes

        No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $466,929 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2004. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

        Deferred tax assets and the valuation account is as follows:

                                          June 30,          September 30,
                                            1999          1998          1997
                                         ----------    ----------    ----------
        Deferred tax asset:
          NOL carryforward               $  158,756    $  135,924    $  135,771

          Valuation allowance              (158,756)     (135,924)     (135,771)
                                         ----------    ----------    ----------

        Total                            $        -    $       -     $        -
                                         ==========    ==========    ==========

NOTE 2 - Going Concern

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few assets and has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

Advance Technologies, Inc. Form 10 SB

                          Advance Technologies, Inc.
                         (a Development Stage Company)
                       Notes to the Financial Statements
                  June 30, 1999, September 30, 1998 and 1997


NOTE 3 - Development Stage Company

         The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stock Transactions

         On December 2, 1998 and August 23, 1997, the Company's board of directors authorized a reverse stock splits, 1 share for 35 shares and 1 share for 10 shares, respectively. The financial statements have been retroactively restated to show the effects of the reverse stock split.

NOTE 5 - Related Party Transactions

         Since the Company does not have the necessary operating revenue to sustain operations, stock has been issued for service. Some of the parties receiving stock are related parties, including officers of the Company.

         During 1999, an officer of the Company advanced $60,000 to cover expenses. $12,000 was subsequently paid back leaving a note payable of $48,000 at June 30, 1999. The note payable-officer is considered a current liability with no provisions for interest.




Advance Technologies, Inc. Form 10 SB

                                   PART III

Item 1.  Index to Exhibits.

         The following exhibits are filed as a part of this Registration
Statement:

Exhibit
Number         Description*
3.1            Articles of Incorporation, filed on June 19, 1969.

3.2(i)         Articles of Amendment to Articles of Incorporation, filed on November 10, 1975.

3.2(ii)        Articles of Amendment to Articles of Incorporation, filed on December 6, 1982.

3.3            Articles of Incorporation Sto Med, Inc. filed February 15, 1996.

3.3(i)         Articles of Amendment to Articles of Incorporation filed February 28, 1996.

3.3(ii)        Articles of Merger signed February 23, 1996.

3.3(iii)       Amendment of Articles to Articles of Incorporation changing the name to Advance Technologies, Inc. filed November
               30, 1997.

3.3(iv)        Amended Bylaws adopted January 12, 1999.

3.3(v)         U-7 Disclosure Statement.

3.3(vi)        Securities and Exchange Commission Form D.

3.3(vii)       Amendment of Articles to Articles of Incorporation filed July 7, 1999.


  * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

Advance Technologies, Inc. Form 10 SB

                                  SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ADVANCE TECHNOLOGIES, INC.


Date:  7/31/99            /s/ Gary E. Ball
                          ------------------------------------
                          Gary E. Ball, Director and President


Date:  7/31/99            /s/ Gary L. Bane
                          ------------------------------------
                          Gary L. Bane, Director and Vice
                          President


Date:  7/31/99            /s/ Wendy Ball
                          ------------------------------------
                          Wendy Ball, Director and
                          Secretary




Advance Technologies, Inc. Form 10 SB